UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

      (Check One): |X| Form 10-KSB |_| Form 20-F |_|Form 11-K |_|Form 10-Q
                          |_| Form N-SAR |_| Form N-CSR

                       For Period Ended: December 31, 2004

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                             KNOCKOUT HOLDINGS, INC.
                             Full name of Registrant

                     UNITED NETWORK MARKETING SERVICES, INC.
                            Former Name if Applicable

                             100 W. Whitehall Avenue
            Address of Principal Executive Office (Street and Number)

                               Northlake, IL 60164
                            City, State and Zip Code

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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |       (a)   The reasons described in reasonable detail in Part III of
       |             this | form could not be eliminated without unreasonable
       |             effort or expense;
       |
       |       (b)   The subject annual report, semi-annual report, transition
  |X|  |             report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
       |             Form N-CSR, or portion thereof, will be filed on or before
       |             the fifteenth calendar day following the prescribed due
       |             date; or the subject quarterly report or transition report
       |             on Form 10-Q, or portion thereof will be filed on or
       |             before the fifth calendar day following the prescribed due
       |             date; and
       |
       |       (c)   The accountant's statement or other exhibit required by
       |             Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                        Oscar Turner            (708)             273-6900
                        ------------            -----             --------
                           (Name)            (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |X| No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      From inception to August 2004, Knockout Holdings, Inc. (the "Company") operated as a development stage company. For the years ended December 31, 2004 and 2003, the Company incurred net operating losses of $12.6 million and $1.7 million, respectively. The losses primarily reflect organizational costs related to the startup nature of the business, product development, production of the Company's household and automotive infomercials, personnel costs, facilities expense, and legal, consulting, and other professional fees.

      The Company generated $679,000 of sales in 2004 and had no sales in the 2003 start up period. Sales in 2004 resulted primarily from initial pre-launch orders from several major retailers. Correspondingly, the Company generated gross profit of $227,031 in 2004 and no gross profit in the 2003 start up period.

      The Company incurred selling, general and administrative expenses in 2004 of $11.7 million, versus $1.78 million in the 2003 start up period. The increase in 2004 was driven primarily by increases in marketing and payroll expenses of $2.5 million and $6.1 million, respectively. The increase in marketing expenses was related to production of household and automotive infomercials, spending on consumer research, production of television program, and related packaging and product promotional elements. The increase in payroll expense was primarily related to an increase in stock based compensation of $4.6 million paid to employees, consultants, and advisors toward the development and execution of our business plan. The other major increase in expense from 2003 to 2004 was in professional, legal and consulting fees of $0.5 million.

--------------------------------------------------------------------------------

                             KNOCKOUT HOLDINGS, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2005                            By: /s/ Oscar Turner
      -------------                                -----------------------
                                                   Oscar Turner
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.